RECEIVED

2007 APR 26 A 10:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 24, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Financ
100 F Street, NE
Washington, DC 20549
USA


07022962

SUPPL

Dear Mr. Dudek

We have submitted letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement and SEBI Circular as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed on / with
1.	Certificate from Practicing Company Secretary regarding transfer, sub-division, consolidation, renewal and exchange of shares within the stipulated time.	Clause 47C of the listing agreement	24-4-2007 BSE & NSE
2.	Secretarial Audit – Integrity of Capital	SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002	24-4-2007 BSE & NSE
3	Audited Financial Results for the quarter as also the year ended 31-3-2007	Clause 41 of the listing agreement	23-4-2007

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Kindly acknowledge receipt.

PROCESSED
MAY 02 2007
THOMSON FINANCIAL

Thanking you

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls : a/a

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 24, 2007

Mr. Ajith Sawant
DCS- CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Certificate under Clause 47(c) of the Listing Agreement

We enclose herewith a certificate for the half-year ended March 31, 2007 duly signed by a Practicing Company Secretary, pursuant to the provisions under sub-clause (c) of the clause 47 of the Listing Agreement with the Stock Exchanges.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: as above

cc: The Secretary - National Securities Depository Limited.
The Secretary - Central Depository Services (India) Limited.

Exemption No. 82-35007

bhupendra k. shroff
m.com., llb./advocate
fcs., cia (u.s.a.)
practicing company secretary
company law consultant

504, dalamal chambers
29, sir v. thakersey marg
bombay - 400 020
Tel. 22035948, 2203[illegible]

CERTIFICATE

I have examined all relevant Books, Registers, Forms, documents and Papers of RELIANCE CAPITAL LIMITED (the Company) produced before me for the purpose of issuing the certificate under sub-clause (c) of clause 47 of the Listing Agreement with the Stock Exchanges and based on such examination as well as information and explanations furnished to me which to the best of my knowledge and belief were necessary for the purposes of my certification, I hereby certify that in my opinion and to the best of my information and belief, the Company through its Registrar and Transfer Agents KARVY COMPUTERSHARE PRIVATE LIMITED, 'Plot no. 17-24, Vithal Rao Nagar, Madhapur, Hyderabad – 500 081 has in relation to the half-year ended on 31st March, 2007, delivered all certificates within the respective periods, as the case may be, stipulated under the Listing Agreement from the date of lodgement for transfer, sub-division, consolidation, renewal and exchange.

Place: Mumbai
Date: April 24, 2007

BHUPENDRA K. SHROFF
Company Secretary
C.P. No.116

CP116

bhupendra k. shroff
504, dalamal chambers,
29, sir. v. thackersey marg,
bombay-400 020.

TRANSMISSION VERIFICATION REPORT

TIME : 24/04/2007 17:32
NAME :
FAX :
TEL :
SER.# : 000G5J547419

DATE,TIME	24/04 17:31
FAX NO./NAME	922722037
DURATION	00:00:39
PAGE(S)	02
RESULT	OK
MODE	FINE ECM

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 23, 2007

Shri Chirag Sodawaterwalla
DCS – Listing
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code : 500111

NSE Scrip Symbol : RELCAPITAL

Dear Sir,

Sub : Secretarial Audit - Integrity of Capital
Ref : SEBI Circular No. D&CC/FITTC/CIR-16/2002 dated 31st December, 2002

With reference to the aforesaid Circular, we enclose herewith copy of the Certificate with respect to Integrity of Capital for the quarter ended December 31, 2006, issued by M/s. Dayal & Lohia, Chartered Accountants.

The said Certificate was placed before the Board of Directors of our Company, at their Meeting held on April 23, 2007 and was duly noted by the Board.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**




BOMBAY STOCK EXCHANGE
LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN.
DATE 24/4/07

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl: a/a

cc to: The Secretary, National Securities Depository Limited
The Secretary, Central Depository Services (India) Limited

The Board of Directors
Reliance Capital Limited
H Block, 1st Floor,
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. Reliance Capital Limited (hereinafter referred to as the "Company") and its Registrars and Share Transfer Agents for issuing Certificate, in accordance with Circular D&CC / FITTC / CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following:

1	For Quarter Ended	March 31, 2007
2	ISIN	INE013A01015
3	Face Value	Rs.10/- per Equity Share
4	Name of the Company	Reliance Capital Limited
5	Registered Office Address	H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	Reliance Centre' 19, Walchand Hirachand Marg, Mumbai - 400033
7	Telephone & Fax Nos.	Tel. No.: 022 -30327841 & Fax. No.: 022 - 30327202
8	Email address	NA
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited (BSE) 2. National Stock Exchange of India Limited. (NSE)

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	24 69 77 006	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in ' 9' above *	24 56 32 800	99.456

(as per company records)
***** 21700000 equity shares allotted on 30-1-2007 have been listed on NSE w.e.f. 5-4-2007 and BSE w.e.f. 9-4-2007***


AND LOHIA
DAYAL
MUMBAI
CHARTERED ACCOUNTANTS

12	Held in dematerialised form in CDSL	26 19 137	01.060
13	Held in dematerialised form in NSDL	21 27 14 362	86.127
14	Physical	3 02 99 301	12.268
15	Total No. of Shares (12+13+14)	24 56 32 800	99.456

16 Reasons for difference if any, between:

a) (10&11):	Forfeiture of Shares
b) (10&15):	Forfeiture of Shares
c) (11&15):	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares.	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin. appr. Pending from SE (Specify Names)
Allotment of Equity Shares on Conversion of Warrants	2,17,00,000	YES	YES **	YES	YES	Not applicable

******* *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*
***** 21700000 equity shares allotted on 30-1-2007 have been listed on NSE w.e.f. 5-4-2007 and BSE w.e.f. 9-4-2007***

18 Register of Members is updated (Yes / No) — YES
if not, updated upto which date — NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. — NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? — NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of	No. of shares	Reasons for delay
Confirmed After 21 Days	73	13 791	Delay in receipt of Physical DRFs & Share Certificates from DP.
	48	877	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	**121**	**14 668**	
Pending for more than 21 days	3	220	Non-receipt of Physical DRFs & Share Certificates from DP
Total	**3**	**220**	


DAYAL AND LOHIA
MUMBAI
CHARTERED ACCOUNTANTS

22	Name, Telephone & Fax No. of the Compliance Officer of the Co.	Shri. V R Mohan Tel No.: 022 - 30327841 Fax No.:022 - 30327202
23	Name, Address, Tel. & Fax No., Regn. No. of the Auditor	M/s. Dayal and Lohia Chartered Accountants Kamanwala Chambers, 1st Floor, Office No. 6 & 7, Sir. P M Road, Fort, Mumbai - 400 001 Tel No.: 022 - 66372969 - 2970 Fax No.: 022 - 66372949
		Name & Regn. No. of the Partner : Shri Anil Lohia - 31626
24	Appointment of common agency for share registry work if yes (name & address)	Karvy Computershare Pvt. Ltd. Plot No. 17-24, Vittal Rao Nagar Madhapur, Hyderabad - 500 081

25 Any other detail that the auditor may like to provide. (e.g. BIFR company, delisting from SE, company changed its name etc.) - NA


DAYAL AND LOHIA
MUMBAI
CHARTERED ACCOUNTANTS

FOR DAYAL & LOHIA
CHARTERED ACCOUNTANTS



ANIL LOHIA
PARTNER
M. No. : 31626

Place: Mumbai
Date : 16-04-07

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

April 23, 2007

Mr. S. Subramanian
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

BSE Scrip Code : 500111

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor, Plot No. C/1,
G Block, Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

NSE Scrip Code : RELCAPITAL

Dear Sir,

Sub: Financial Results for the year ended 31st March, 2007

We wish to inform you that at the meeting of the Board of Directors of the Company held today i.e. April 23, 2007, the Board inter alia, approved audited annual accounts and recommended a dividend of Rs.3.50 on equity share of Rs.10/- each for the financial year ended 31st March, 2007.

We give particulars required to be furnished under clause 20 and clause 41 of listing agreement for the year ended 31st March, 2007.

A copy of the Media Release being issued by the Company is attached, which may be kindly noted.

We would request you to kindly bring the aforesaid information to the notice of your members.

Thanking you,

Yours faithfully,
for **RELIANCE CAPITAL LIMITED**



V. R. MOHAN
COMPANY SECRETARY & MANAGER


BOMBAY STOCK EXCHANGE
LIMITED
INWARD SECTION
CONTENTS NOT VERIFIED
SIGN
DATE

Encl: As above

c.c.: The Secretary, National Securities Depository Ltd.
The Secretary, Central Depository Services (India) Ltd.

Reliance Capital Limited

AUDITED FINANCIAL RESULTS FOR THE QUARTER / YEAR ENDED MARCH 31, 2007

A

(Rs. in crores except per share data)

Sr. No.	Particulars	Nine Months Ended	Quarter Ended			Year Ended		
		31-Dec-06	31-Mar-07	31-Mar-06	% growth	31-Mar-07 (Audited)	31-Mar-06 (Audited)	% growth
1	Income from Operations	476.31	407.34	322.12	26%	883.65	651.76	36%
2	Other Miscellaneous Income	0.18	0.03	0.21		0.21	0.26	
3	Total Expenditure							
	a) Staff Cost	36.84	8.46	6.70		45.30	10.32	
	b) Professional Fees	6.23	1.61	8.90		7.85	10.94	
	c) Other expenditure	31.69	16.15	5.42		47.83	11.76	
4	Interest & Finance Charges	22.80	19.83	7.33		42.63	45.20	
5	Depreciation	4.70	2.38	4.39		7.07	23.19	
6	Profit before Tax (1+2-3-4-5)	374.23	358.95	289.59	24%	733.18	550.61	33%
7	Provision for tax							
	Current Tax (including Fringe Benefit Tax)	40.00	38.00	4.00		78.00	13.00	
	Deferred Tax		9.00			9.00		
8	Net Profit after Tax (6 - 7)	334.23	311.95	285.59	9%	646.18	537.61	20%
9	Paid-up Share Capital							
	Equity Share of Rs.10 each	224.46	246.16	223.40		246.16	223.40	
10	Reserves excluding revaluation reserves					5,015.65	3 849.58	
11	EPS for the period, for the year to date and for previous year (Rs.)							
	Basic	14.96	13.70	13.76		28.39	29.74	
	Fully Diluted	13.64	13.70	11.68		28.39	24.64	
12	Aggregate of Non-Promoter Shareholding							
	- Number of Shares					11 63 25 104	8 27 49 196	
	- Percentage of shareholding					47.36%	37.13%	
13	Dividend Proposed - per equity share (Rs.)					3.50	3.20	

B	Particiuars of proposed Rights/ Bonus issue, if any	**NIL**
C	Date of closure of Register of Members and purpose	**June 1, 2007 to June 15, 2007 For payment of dividend**
D	Date from which the dividend is payable	**Immediately after the AGM**
E	Remarks/ qualifications, if any	**None**

NOTES:

1. The figures for the corresponding quarter/ year have been restated wherever necessary to make them comparable.
2. The company is an Non Banking Finance Company primarily involved in Finance and Investments. All other activities of the company revolve around the main business. As such, there are no separate reportable segments as per the Accounting Standard on Segment Reporting (AS 17).
3. During the quarter the Company allotted 2,17,00,000 equity shares of Rs. 10 each at a price of Rs. 228 per share against equal number of warrants
4. The number of investor complaints pending as on January 1, 2007 were nil, the complaints received during the period January 1, 2007 to March 31, 2007 were 101, the complaints resolved during the period were 101 and pending unresolved as of March 31, 2007 were nil.
5. The Board of Directors have recommended a dividend of Rs.3.50 per equity share of Rs. 10 each for the year 2006-07.
6. The above results were reviewed by the Audit Committee. The Board of Directors at its meeting held on April 23, 2007 approved the above results and its release.

for RELIANCE CAPITAL LIMITED



Anil D. Ambani
Chairman

Place: Mumbai
Dated: April 23, 2007

AUDITED CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER / YEAR ENDED MARCH 31, 2007

(Rs. in crores except per share data)

Sr. No	Particulars	Nine Months Ended 31-Dec-06	Quarter Ended 31-Mar-07	Quarter Ended 31-Mar-06	Accounting Year Ended 31-Mar-07	Accounting Year Ended 31-Mar-06
1	Income from Operations	1,317.88	821.68	413.38	2,139.56	946.48
2	Other Miscellaneous Income	11.22	7.07	0.44	18.30	0.57
3	Total Expenditure					
	a) Staff Cost	98.75	48.47	18.28	147.22	44.57
	b) Other expenditure	355.58	203.59	38.95	559.17	72.61
	c) Premium paid on Reinsurance Ceded	298.38	111.71	33.90	410.10	109.26
	d) Claims Incurred	90.52	82.66	2.24	173.18	34.44
4	Interest & Finance Charges	22.81	19.89	7.33	42.69	45.20
5	Depreciation	8.20	5.77	5.16	13.96	25.55
6	Profit before Tax (1+2-3-4-5)	454.86	356.66	307.96	811.52	615.42
7	Provision for tax					
	Current Tax (including Fringe Benefit Tax)	65.33	40.05	10.21	105.37	34.97
	Deferred Tax	(0.35)	7.00	0.01	6.65	(0.52)
8	Net Profit after Tax (6 - 7)	389.88	309.62	297.74	699.51	580.97
9	Excess / (Short) Provision for tax of earlier years	-	0.22	(0.71)	0.22	0.88
		389.88	309.84	297.03	699.72	581.85
10	Less: Minority Interest	-	-	0.34	-	3.59
11	Net Profit after Minority Interest	389.88	309.84	296.69	699.72	578.26
12	Share of Profit / (Loss) of Associates	7.32	(3.83)	7.25	3.49	0.20
13	Loss on sale of Investment in Associate		-	-		7.09
14	Net Profit after Minority Interest and Share of Profit of Associates	397.20	306.01	303.94	703.21	571.37
15	Paid-up Share Capital Equity Share of Rs.10 each	224.46	246.16	223.40	246.16	223.40
16	EPS for the period and for the year (Rs.)					
	Basic	17.77	13.44	17.89	30.73	31.61
	Diluted	16.20	13.44	15.18	30.73	26.19

NOTES:

1 In preparation of consolidated financial results:

a More than 50% owned Subsidiaries are consolidated in accordance with the Accounting Standard on Consolidated Financial Statements (AS 21). These entities are Reliance Capital Asset Management Ltd., Reliance Capital Trustee Co. Ltd., Reliance General Insurance Company Ltd., Reliance Gilts Ltd. , Reliance Asset Management (Mauritius) Ltd., Reliance Asset Management (Singapore) Pte. Ltd.. Travelmate Services (India) Pvt Ltd, Medy biz Pvt Ltd, Net Logistics Pvt. Ltd.,Reliance Venture Asset Management Pvt. Ltd, Reliance Capital Research Pvt. Ltd. and Reliance Technology Ventures Pvt. Ltd .

b 50% or less owned in Associates in which the Company has significant influence are accounted under the equity method in accordance with the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23). These entities are Reliance Share.& Stock Brokers Pvt. Ltd., Reliance Land Pvt. Ltd.. Ammolite Holdings Ltd.,Reliance Asset Reconstruction Co. Ltd.

c The consolidated financial statement should be read in conjunction with notes to the separate financial results.

2 The figures for the corresponding year have been restated wherever necessary to make them comparable.

for RELIANCE CAPITAL LIMITED



Anil D. Ambani
Chairman

Place: Mumbai
Dated: April 23, 2007

CONSOLIDATED SEGMENT REPORTING
FOR THE QUARTER / YEAR ENDED MARCH 31, 2007

(Rs. in crores except per share data)

Sr No	Particulars	Nine Months Ended 31-Dec-06	Quarter Ended 31-Mar-07	Accounting Year Ended 31-Mar-07	Accounting Year Ended 31-Mar-06
1	Segment Revenue				
a	Finance & Investments	477.17	422.84	900.00	652.02
b	Asset Management	139.57	64.18	203.75	93.49
c	General Insurance	713.35	342.50	1,055.85	202.70
		1,330.09	829.52	2,159.61	948.21
	Less: Inter segment	0.99	0.76	1.75	1.16
	Net Sales	1,329.10	828.75	2,157.86	947.05
2	Segment Results				
a	Finance & Investments	374.47	362.89	737.36	550.61
b	Asset Management	79.86	(7.95)	71.92	43.77
c	General Insurance	0.53	1.72	2.24	21.04
	Profit before Tax	454.86	356.66	811.52	615.42
3	Capital Employed				
a	Finance & Investments	5,112.91	6,534.68	6,534.68	4,467.35
b	Asset Management	144.50	141.86	141.86	89.11
c	General Insurance	505.20	735.08	735.08	250.25
	Total	5,762.61	7,411.62	7,411.62	4,806.72

NOTES:

1. As per Accounting Standard (AS 17), issued by Institute of Chartered Accountants of India, the Company has reported segment information on the consolidated basis including business conducted through its subsidiaries.
2. The reportable segments are further described below:
   a) Finance & Investment
   b) Asset Management
   c) General Insurance
3. Since all the operations of the Company are conducted within India, there is no separate Segment

for RELIANCE CAPITAL LIMITED



Anil D. Ambani
Chairman

Place: Mumbai
Dated: April 23, 2007

MEDIA RELEASE

RELIANCE CAPITAL REPORTS CONSOLIDATED TOTAL INCOME OF Rs 2,158 CRORE (US$ 511.9 MILLION) FOR THE YEAR– AN INCREASE OF 128%

RELIANCE CAPITAL REPORTS CONSOLIDATED NET PROFIT OF Rs 703 CRORE (US$ 166.8 MILLION) FOR THE YEAR– AN INCREASE OF 23%

RELIANCE CAPITAL REPORTS TOTAL INCOME OF Rs 884 CRORE (US$ 209.7 MILLION) FOR THE YEAR– AN INCREASE OF 36%

RELIANCE CAPITAL REPORTS NET PROFIT OF Rs 646 CRORE (US$ 153.3 MILLION) FOR THE YEAR– AN INCREASE OF 20%

CONSOLIDATED EARNINGS PER SHARE OF Rs 30.73 (US$ 0.73) FOR THE YEAR – AN INCREASE OF 17%

NET WORTH OF Rs 5,262 CRORE (US$ 1. 25 BILLION)

UNREALISED CAPITAL GAINS OF Rs 2,716 CRORE (US$ 644.4 MILLION)

MARKET CAPITALISATION AS ON MARCH 31, 2007 AT Rs 16,451 CRORE (US$ 3.90 BILLION)

Mumbai, April 23, 2007: Reliance Capital Limited (RCL) today announced its audited financial results for the year ended March 31, 2007. The performance highlights are:

- **Consolidated Total Income of Rs 2158 crore** (US$ 511.9 million), against Rs 947 crore in the corresponding previous period, **an increase of 128%**
- **Consolidated Net Profit of Rs 703 crore** (US$ 166.8 million), against Rs 572 crore in the corresponding previous period, **an increase of 23%**
- **Total Income of Rs 884 crore** (US$ 209.7 million), against Rs 652 crore in the corresponding previous period, **an increase of 36%**
- ***Net Profit of Rs 646 crore*** (US$ 153.3 million), against Rs 538 crore in the corresponding previous period, **an increase of 20%**
- **Consolidated Earning per share (EPS) of Rs 30.73**(US$ 0.73), against Rs. 26.19 in the corresponding period previous year, **an increase of 17%**
- **Earning per share (EPS) of Rs 28.39** (US$ 0.67), against Rs 24.64 in the corresponding previous period, **an increase of 15%**
- **Total Assets of the company stood at Rs. 6,769 crore** (US$ 1.61 billion)

At the meeting held today, **the Board has approved payment of dividend of Rs. 3.50 per share on an increased capital base of Rs. 246.16 crores**. The dividend payout has increased by 41% from Rs 71 crores to Rs. 100 crores (US$ 23.86 million) for the year ended March 31, 2007.

<u>Net worth:</u>

As on March 31, 2007, the **net worth of the company stood at Rs. 5,262 crore (US$ 1. 25 billion)** as against Rs. 4122 as on March 31, 2006.

The company is #2 NBFC in the country and ranks among the top 3 Indian private sector financial services groups, in terms of net worth.

<u>Credit Rating:</u>

The Company has a debt equity ratio of 0.28 as on March 31, 2007, and enjoys the highest top-end ratings of 'A1+' and 'F1+' by ICRA and FITCH, respectively.

<u>Operational Review:</u>

As on March 31, 2007, the **total assets of the company stood at Rs 6,769 crore (US$ 1.61 billion)**.

The investment portfolio as on March 31, 2007, amounted to Rs 2,434 crore (US$ 577.5 million), at cost.

The company has **not raised any fixed deposits** from the public.

<u>Group Companies:</u>

Reliance Mutual Fund (RMF)
Reliance Capital Asset Management (RCAM)

- **Reliance Mutual Fund has become the No. 1 Mutual Fund in the country**. The **assets under management**, increased to **Rs 46,307 crore (US$ 10.98 billion)** as on March 31, 2007 from Rs 24,670 crore as on March 31, 2006, **an increase of 88%.** During the same period, the AUM of the entire Indian mutual fund industry increased from Rs.2,31,862 crores to Rs. 3,59,097 crores, growth of 55%. (Source: AMFI website).

- Number of investors in RMF increased to **32.27 lakhs** as on March 31, 2007 against **20.95 lakhs** as on March 31, 2006, highest amongst the private sector mutual funds.

- The **profit of RCAM was Rs 72 crore (US$ 17.1 million)** for the period under review, an **increase of 63%**

- During 2006-07, 6 new schemes were launched and as on March 31, 2007 there were a total of 28 schemes comprising 13 equity oriented schemes and 15 debt oriented schemes.

- Number of branches as on March 31. 2007 were 123 as against 81 as on March 31, 2006.

- In November 2006, Reliance Growth and Reliance Vision, two equity funds managed by RMF, were ranked by the internationally acclaimed Lipper as the top two funds globally, based on their five year performance track record.

- In March 2007, RMF bagged six awards by internationally acclaimed Lipper for outstanding fund performance across various categories, the highest number amongst Indian Mutual Funds.

Reliance Life Insurance

- **Reliance Life Insurance was amongst the top five** (in terms of monthly new business premium) **private sector insurance companies in India**

- The **Premium Income** for the period under review was **Rs 1,005 crore (US$ 238.4 million)** as against Rs. 224 crore in the corresponding previous period, **an increase of 348%.**

- New business premium for the year was Rs. 932 crores, as against Rs.194 crores, an increase of **380%**. Of the total premium income 88% was from unit linked plans and 12% from others. The income during the year from Single premium policies was 23% as against 54% in the previous year.

- Total number of policies in force as on March 31, 2007 were 5,15,680 as against 1,24,885 as on March 31, 2006, an increase of 313%.

- During the year, 2 new schemes were launched, Reliance Connect 2 Life plan (endowment plan) and Reliance Money Guarantee Plan (unit linked insurance plan).

- The distribution network was increased to 217 branches at the end of March 31, 2007 against 153 branches at the end of March 31, 2006. RLIC also has approval from Insurance Regulatory & Development Authority (IRDA) to start additional 130 branches.

- The number of agents at the end of the year was 106,337 as against 20,231 agents at the end of previous year, an increase of 426%.

- The policyholders' funds under management increased to Rs.1,205 crores as at March 31, 2007 against Rs. 399 crores as at March 31, 2006.

- Reliance Life offers 32 products, of which 26 are targeted to individuals and 6 to group business. Reliance Life is committed to attaining leadership rankings in the industry within the next few years.

Reliance General Insurance

- Reliance General Insurance has become the **No. 2** (in terms of monthly new business premium) private sector General insurance company in India
- **Gross Direct Premium** for the year ended March 31, 2007 was **Rs 912 crore (US$ 216.4 million)** as against Rs. 163 crore in the corresponding previous period, **an increase of 462%. Of the total premium, 55% was from retail and balance from corporate.**
- The distribution network was increased to 85 branches at the end of March 31, 2007 against 20 branches at the end of March 31, 2006, an increase of 325%.
- RGIC has 18,300 intermediaries as on March 31, 2007 as against 787 as on March 31, 2006, an increase of 2,225%.
- Reliance General Insurance (RGI) offers home insurance, property insurance, auto insurance, travel insurance, marine insurance, commercial insurance and other speciality insurance products.

Reliance Money

- Reliance Money has formally commenced operations in April 2007 .
- Total distribution network of 2,270 outlets across the country.
- Reliance Money is a comprehensive financial services and solutions provider, providing customers with access to equities, equity options and commodities futures, mutual funds, IPOs, life and general insurance products, offshore investments and credit cards.

Other Businesses

- RCL will be launching retail consumer finance business in the current financial year.

Shareholding Pattern as on March 31, 2007:

Category	No. of Shares	Shareholding (%)
Reliance Anil Dhirubhai Ambani Group	12,81,32,274	52.2
Foreign investors- FIIs, GDRs, NRIs, and others	7,72,30,704	31.5
Domestic institutions/ Banks/ Mutual Funds	57,93,865	2.4
Indian public- over 13 lakhs shareholders	3,44,75,957	13.9
TOTAL	24,56,32,800	100

Share price performance during the year 2006-07 :

Particulars	30-Mar-07	31-Mar-06	% Change
Reliance Capital (Rs.)	**668.30**	**519.10**	**28.7%**
BSE Sensex	13072.10	11,279.66	16%
NSE Nifty	3821.55	3402.55	12.3%

Background:

Reliance Capital Ltd is a part of the Reliance - Anil Dhirubhai Ambani Group.

Reliance Capital is one of India's leading and fastest growing private sector financial services companies, and ranks among the top 3 private sector financial services and banking groups, in terms of net worth.

Reliance Capital has interests in asset management and mutual funds, life and general insurance, private equity and proprietary investments, stock broking and other activities in financial services.

TIME	: 23/04/2007 18:37
NAME	:
FAX	:
TEL	:
SER.#	: 000G5J547419

BSE

DATE,TIME	23/04 18:34
FAX NO./NAME	922722037
DURATION	00:03:17
PAGE(S)	10
RESULT	OK
MODE	FINE ECM

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